Stock Options - What You Need To Know August, 2006 Filed by Clarity Visual Systems, Inc. Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended Subject Company: Clarity Visual Systems, Inc. Commission File No. 132-02318 Date: August 30, 2006

Agenda Glossary of Stock Option Terms Our Stock Option Plans General Terms of Our Stock Options ISO's vs NQSO's Conversion To Planar Stock Options Planar Stock Option Exercise Program

Glossary of Stock Option Terms Stock Option A right to purchase common stock at a fixed price Stock Option Grant The act of giving a stock option Vesting The schedule that defines when stock options become exercisable Exercise The act of purchasing common stock under the terms of a stock option Exercise Price The fixed price for which common stock can be purchased under the terms of a stock option Black Out Periods Those periods of time, defined by a public company, when its employees are prohibited from selling the company's common stock

Our Stock Option Plans We have two plans 1995 Stock Incentive Plan Non-Qualified Stock Option Plan Under both plans, BOD sets terms of grants Life, vesting schedule, exercise price Time to exercise after termination Incentive Stock Options (ISO's) Can only be granted from the 1995 Plan Non-Qualified Stock Options (NQSO's) Can be granted from either plan

General Terms of Our Options Option Life 10 Years Vesting Period Varies, But Generally New Hire (5 Years to Full Vesting) 20% on 1st Anniversary, then monthly over next 4 years Refresh Grants (3 Years To Full Vesting) 25% at end of 27th month, 25% quarterly over next 3 quarters Exercise Price Fair Market Value At Grant Date Only Vested Options May Be Exercised May Be Exercised Any Time During Option Life While Still With Clarity Time To Exercise After Termination 30 Days

ISO's vs NQSO's ISO's Generally have favorable tax treatment No regular tax event at time of exercise Gain taxed at time of sale Capital gains rates apply If sale occurs more than 12 months after exercise BEWARE of ALTERNATIVE MINIMUM TAX! Consult Your Tax Advisor For Advice

ISO's vs NQSO's NQSO's Gain at time of exercise taxable FMV at time of exercise less exercise price Taxed at ordinary rates Company must withhold related payroll taxes Subsequent gain may be eligible for capital gains rates FMV at sale less FMV at exercise price No Alternative Minimum Tax Issues Consult Your Tax Advisor

Choice related to Planar deal Exercise Before Close Employee may exercise any or all vested Clarity shares prior to close Must pay the exercise price in cash # of shares to be exercised times price of the option Receives Clarity shares Participates in the transaction as a Clarity shareholder Approx. $3.00 per share 50% cash 50% Planar stock, assuming $12.07 per share Convert Options to Planar Options Do nothing prior to close Options transfer to Planar based upon Planar stock price at closing Lower the Planar stock price, the more Planar options you get Pricing and vesting is set to equal the value in your Clarity options Participate as a Planar option holder Fall within the Planar option program

Pro's and Con's - Exercise Pro's You receive cash and Planar stock at closing Full liquidity Con's You have to pay the cash to exercise NQSO's create regular income ISO's create AMT tax income

Pro's and Con's - Convert Pro's Convert at Planar stock price as of closing More Planar options if price is below the assumed $12.07 per share Can participate in Planar's "cashless" exercise program No taxable event until exercise of Planar options Con's Planar options subject to blackout periods No liquidity immediately at close

Conversion To Planar Options Options and Exercise Price Both Converted Using Stock Option Exchange Ratio (ER) Per share value paid to Clarity common stock holders divided by the price of Planar stock at closing Number of options multiplied by the ER Exercise price divided by the ER Principle: Difference between FMV and exercise price is the same after conversion as before conversion

Conversion To Planar Options Example

Comparison: Post Close Exercise vs Pre Close Exercise

Planar Option Exercise Program Use an on-line trading program Smith Barney (Citigroup) Each of you will have an account Can exercise and sell either on-line or by phone Cashless exercise capability Must observe Planar Insider Trading Rules Normal black out period First day of quarter through 3 days after earnings release Generally 3 to 4 weeks in duration

Questions?

IN CONNECTION WITH PLANAR SYSTEMS, INC.'S ACQUISITION OF CLARITY VISUAL SYSTEMS, INC, PLANAR HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333- 136795) THAT CONTAINS A PROXY STATEMENT/PROSPECTUS. CLARITY SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT PLANAR, CLARITY, THE MERGER, AND RELATED MATTERS. THE PROXY STATEMENT/PROSPECTUS IS AVAILABLE FREE FROM THE SEC WEB SITE (WWW.SEC.GOV) AND FROM PLANAR AND CLARITY. IN ADDITION TO THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, PLANAR FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC.